Exhbit 99.1

CyberArk Announces Strong Second Quarter 2021 Results
Total Revenue of $117.2 Million
Subscription Bookings Mix Reaches 65%
Subscription Portion of Annual Recurring Revenue (ARR) of $109.5 Million Increased 128%
Year-over-Year
ARR of $315 Million Grew 35% Year-over-Year

Newton, Mass. and Petach Tikva, Israel – August 12, 2021–  CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced strong financial results for the second quarter ended June 30, 2021.

“We are thrilled with our performance in the second quarter,” said Udi Mokady, CyberArk Chairman and CEO. “Our momentum continued, and our underlying business growth meaningfully accelerated in the second quarter, driven by robust industry tailwinds and excellence in our execution. A combination of record bookings across all of our SaaS solutions and strong demand for our on-premises subscription offerings resulted in 128 percent growth in the Subscription portion of ARR and 35 percent growth in total ARR. With our push to execute our subscription transition, we achieved a 65 percent subscription booking mix, which was significantly higher than our guidance framework. With the increased headwind from this mix acceleration, we were still able to generate $117.2 million in total revenue, above the mid-point of our guidance, which demonstrates that our bookings in the second quarter were well ahead of our expectations. With these exceptional results in the second quarter and our continued leadership position in identity security anchored on privileged access, we are increasing the assumption for total bookings growth underlying our guidance framework for the year. As we look ahead, we are in a great position to execute our strategy and deliver long term-growth and profitability.”

     Financial Summary for the Second Quarter Ended June 30, 2021
•	Subscription revenue was $27.1 million in the second quarter of 2021, an increase of 101 percent from $13.4 million in the second quarter of 2020.
•	Maintenance and professional services revenue was $62.9 million in the second quarter of 2021, an increase of 10 percent from $57.3 million in the second quarter of 2020.
•	Total revenue was $117.2 million in the second quarter of 2021, up 10 percent from $106.5 million in second quarter of 2020.
•	GAAP operating loss was $(23.4) million and non-GAAP operating income was $2.0 million in the second quarter of 2021.
•
GAAP net loss was $(22.8) million, or $(0.58) per basic and diluted share, in the second quarter of 2021. Non-GAAP net income was $0.3 million, or $0.01 per diluted share, in the second quarter of 2021.

Balance Sheet and Net Cash Provided by Operating Activities
•	As of June 30, 2021, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities, and short-term deposits.
•	As of June 30, 2021, total deferred revenue was $275.0 million, a 22 percent increase from $225.7 million at June 30, 2020.
•	During the six months ended June 30, 2021, the Company generated $49.5 million in net cash provided by operating activities, compared to $53.3 million in the first six months of 2020.

Key Performance Indicators
•	Annual Recurring Revenue (ARR) was $315 million, an increase of 35 percent from $234 million at June 30, 2020.
o
The subscription portion of ARR was $109.5 million, representing 35 percent of total ARR at June 30, 2021. This represents an increase of 128 percent from $48.1 million, or 21 percent of total ARR at June 30, 2020.

o	The Maintenance portion of ARR was $205.7 million at June 30, 2021, compared to $185.5 million at June 30, 2020.
•	Recurring revenue was $80.6 million, an increase of 32 percent from $60.8 million for the second quarter of 2020.
•	65 percent of total license bookings were related to subscription bookings, compared with 39 percent in the second quarter of 2020.
•	Added more than 185 new customers during the second quarter of 2021.

Recent Developments
•
CyberArk was named a Leader in the 2021 Gartner Magic Quadrant for Privileged Access Management (1). The company was positioned both highest in ability to execute and furthest in completeness of vision for the third time in a row.

Business Outlook
Based on information available as of August 12, 2021, CyberArk is issuing guidance for the third quarter and for full year 2021 as indicated below.

Third Quarter 2021:
•	Total revenue between $116.0 million and $124.0 million.
•	Non-GAAP operating income (loss) is expected to be in the range of an operating loss of $(6.0) million to operating income of $1.0 million.
•	Non-GAAP net loss per share is expected to be in the range of a net loss of $(0.19) to $(0.02) per basic and diluted share.
o	Assumes 40.2 million weighted average basic and diluted shares.

Full Year 2021:
•	Total revenue is expected to be in the range of $484.0 million to $496.0 million.
•	Non-GAAP operating income is expected to be in the range of $7.0 million to $17.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.01 to $0.26 per diluted share.
o	Assumes 40.8 million weighted average diluted shares.

(1)	Gartner, Magic Quadrant for Privileged Access Management, Felix Gaehtgens, Abhyuday Data, Michael Kelley, Swati Rakheja,19th July 2021.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, August 12, 2021 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s second quarter financial results and its business outlook. To access this call, dial +1 (833) 968-2251 (U.S.) or +1 (778) 560-2670 (international). The conference ID is 8583025. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 585-8367 (U.S.) or +1 (416) 621-4642 (international). The replay pass code is 8583025. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2021 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Financial Presentation

Beginning in the first quarter of 2021, CyberArk revised the presentation of its lines of revenue and cost of revenue. The Company believes that the revised categories for revenue and cost of revenue as presented on the income statement align with how management evaluates the business. In addition, this disclosure will increase transparency into the Company’s business and shift toward recurring revenues, providing investors with more visibility into the subscription transition program. Historical information by quarter for fiscal years 2020 and 2019, which has been retroactively reclassified to reflect the new lines of revenue and cost of revenue, can be found in the PowerPoint presentation posted to CyberArk’s investor relations website. The new revenue lines consist of (a) Subscription revenue, which represents SaaS and on-premises subscription revenue including the license portion of on-premises subscription revenue and the ratable maintenance component of on-premises subscription revenue, (b) Perpetual license revenue and (c) Maintenance and professional services revenue, which represents the maintenance component related to perpetual license sales and professional services revenue.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and subscription or term-based license contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and subscription or term-based license contracts in effect at the end of the reported period.

Recurring Revenue
•	Recurring Revenue is defined as revenue derived from SaaS and subscription or term-based license contracts, and maintenance contracts related to perpetual licenses during the reported period.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income, non-GAAP net income and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, amortization of intangible assets related to acquisitions and acquisition related expenses.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, facility exit costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as GAAP operating loss excluding share-based compensation expense, facility exit costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as GAAP net loss excluding share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its facility exits, acquisitions, amortization of intangible assets related to acquisitions and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability.  The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response, on global and regional economies and economic activity and the resulting impact on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to adjust its operations in response to impacts from the COVID-19 pandemic; difficulties predicting future financial results, including due to impacts from the COVID-19 pandemic; the Company’s plan to begin actively transitioning its business to a recurring revenue model in 2021; and the Company’s ability to complete the transition in the time frame expected; the Company’s ability to meet financial and operating targets during the transition period and after the transition is complete; changes to the drivers of the Company’s growth and our ability to adapt our solutions to IT security market demands; the Company’s ability to sell into existing and new industry verticals; the Company’s sales cycles and multiple licensing models may cause results to fluctuate; the Company’s ability to sell into existing customers; potential changes in the Company’s operating and net profit margins and the Company’s revenue growth rate; the Company’s ability to successfully find, complete, fully integrate and achieve the expected benefits of future acquisitions, including the Company’s ability to integrate and achieve the expected benefits of Idaptive; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network systems; the Company’s ability to hire, retain and motivate qualified personnel; the Company’s ability to expand its channel partnerships across existing and new geographies; the Company’s ability to further diversify its product deployments and licensing options; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Gartner Disclaimers: GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. Gartner Peer Insights reviews constitute the subjective opinions of individual end users based on their own experiences, and do not represent the views of Gartner or its affiliates. The Gartner content described herein, (the "Gartner Content") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this 6-K and the opinions expressed in the Gartner Content are subject to change without notice.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021

Revenues:
Subcription	$13,433	$27,054	$22,257	$51,781
Perpetual license	35,744	27,329	79,518	54,023
Maintenance and professional services	57,320	62,851	111,548	124,192

Total revenues	106,497	117,234	213,323	229,996

Cost of revenues:
Subcription	4,617	6,047	6,557	11,257
Perpetual license	1,113	985	2,458	1,989
Maintenance and professional services	14,660	16,232	28,460	30,950

Total cost of revenues	20,390	23,264	37,475	44,196

Gross profit	86,107	93,970	175,848	185,800

Operating expenses:
Research and development	22,873	33,623	44,158	63,360
Sales and marketing	52,347	65,801	103,543	127,241
General and administrative	15,766	17,959	30,455	33,958

Total operating expenses	90,986	117,383	178,156	224,559

Operating loss	(4,879)	(23,413)	(2,308)	(38,759)

Financial expense, net	(1,473)	(3,155)	(2,209)	(6,061)

Loss before taxes on income	(6,352)	(26,568)	(4,517)	(44,820)

Tax benefit	2,036	3,810	2,587	6,867

Net loss	$(4,316)	$(22,758)	$(1,930)	$(37,953)

Basic loss per ordinary share	$(0.11)	$(0.58)	$(0.05)	$(0.96)
Diluted loss per ordinary share	$(0.11)	$(0.58)	$(0.05)	$(0.96)

Shares used in computing net loss
per ordinary shares, basic	38,565,175	39,565,087	38,393,938	39,371,147
Shares used in computing net loss
per ordinary shares, diluted	38,565,175	39,565,087	38,393,938	39,371,147

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2020	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$499,992	$426,835
Short-term bank deposits	256,143	321,045
Marketable securities	196,856	228,234
Trade receivables	93,128	75,957
Prepaid expenses and other current assets	15,312	22,362

Total current assets	1,061,431	1,074,433

LONG-TERM ASSETS:
Marketable securities	202,190	215,623
Property and equipment, net	18,537	19,646
Intangible assets, net	23,676	20,772
Goodwill	123,717	123,717
Other long-term assets	99,992	107,547
Deferred tax asset	32,809	43,450

Total long-term assets	500,921	530,755

TOTAL ASSETS	$1,562,352	$1,605,188

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,250	$8,382
Employees and payroll accruals	52,169	51,717
Accrued expenses and other current liabilities	24,915	21,748
Deferred revenues	161,679	190,470

Total current liabilities	247,013	272,317

LONG-TERM LIABILITIES:
Convertible senior notes, net	502,302	511,121
Deferred revenues	80,829	84,550
Other long-term liabilities	24,920	22,137

Total long-term liabilities	608,051	617,808

TOTAL LIABILITIES	855,064	890,125
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	101	104
Additional paid-in capital	481,992	530,065
Accumulated other comprehensive income	4,175	1,827
Retained earnings	221,020	183,067

Total shareholders' equity	707,288	715,063

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,562,352	$1,605,188

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2020	2021

Cash flows from operating activities:
Net loss	$(1,930)	$(37,953)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	6,911	6,889
Amortization of premium and accretion of discount on marketable securities, net	222	3,624
Share-based compensation	33,059	42,432
Deferred income taxes, net	(3,766)	(9,177)
Decrease in trade receivables	15,677	17,171
Amortization of debt discount and issuance costs	8,517	8,818
Increase in prepaid expenses, other current and long-term assets and others	(13,850)	(4,346)
Increase (decrease) in trade payables	477	(616)
Increase in short-term and long-term deferred revenues	28,627	32,512
Decrease in employees and payroll accruals	(8,116)	(1,368)
Decrease in accrued expenses and other current and long-term liabilities	(12,540)	(8,484)

Net cash provided by operating activities	53,288	49,502

Cash flows from investing activities:
Investment in short and long term deposits, net	(108,138)	(75,115)
Investment in marketable securities	(223,733)	(155,981)
Proceeds from maturities of marketable securities	102,239	105,634
Purchase of property and equipment	(2,874)	(4,325)
Payments for business acquisitions, net of cash acquired	(66,964)	-

Net cash used in investing activities	(299,470)	(129,787)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	(603)	1,116
Proceeds from exercise of stock options	6,125	6,342

Net cash provided by financing activities	5,522	7,458

Decrease in cash, cash equivalents and restricted cash	(240,660)	(72,827)

Effect of exchange rate differences on cash, cash equivalents and restricted cash	-	(326)

Cash, cash equivalents and restricted cash at the beginning of the period	792,413	500,044

Cash, cash equivalents and restricted cash at the end of the period	$551,753	$426,891

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021

Net cash provided by operating activities	$19,462	$15,527	$53,288	$49,502
Less:
Purchase of property and equipment	(1,547)	(1,660)	(2,874)	(4,325)

Free cash flow	$17,915	$13,867	$50,414	$45,177

GAAP net cash used in investing activities	(281,941)	(104,629)	(299,470)	(129,787)
GAAP net cash provided by financing activities	1,515	1,086	5,522	7,458

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021

Gross profit	$86,107	$93,970	$175,848	$185,800
Plus:
Share-based compensation (1)	1,949	2,612	3,752	5,007
Amortization of share-based compensation capitalized in software development costs (3)	-	60	-	107
Amortization of intangible assets (2)	2,239	1,278	3,175	2,556
Acquisition related expenses	400	-	400	-

Non-GAAP gross profit	$90,695	$97,920	$183,175	$193,470

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021

Operating expenses	$90,986	$117,383	$178,156	$224,559
Less:
Share-based compensation (1)	14,802	20,523	29,307	37,425
Amortization of intangible assets (2)	160	174	273	348
Acquisition related expenses	2,246	-	3,856	-
Facility exit and transition costs	-	760	-	760

Non-GAAP operating expenses	$73,778	$95,926	$144,720	$186,026

Reconciliation of Operating Loss to Non-GAAP Operating Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021

Operating loss	$(4,879)	$(23,413)	$(2,308)	$(38,759)
Plus:
Share-based compensation (1)	16,751	23,135	33,059	42,432
Amortization of share-based compensation capitalized in software development costs (3)	-	60	-	107
Amortization of intangible assets (2)	2,399	1,452	3,448	2,904
Acquisition related expenses	2,646	-	4,256	-
Facility exit and transition costs	-	760	-	760

Non-GAAP operating income	$16,917	$1,994	$38,455	$7,444

Reconciliation of Net Loss to Non-GAAP Net Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021

Net loss	$(4,316)	$(22,758)	$(1,930)	$(37,953)
Plus:
Share-based compensation (1)	16,751	23,135	33,059	42,432
Amortization of share-based compensation capitalized in software development costs (3)	-	60	-	107
Amortization of intangible assets (2)	2,399	1,452	3,448	2,904
Acquisition related expenses	2,646	-	4,256	-
Facility exit and transition costs	-	760	-	760
Amortization of debt discount and issuance costs	4,277	4,428	8,517	8,818
Taxes on income related to non-GAAP adjustments	(5,066)	(6,827)	(11,078)	(12,986)

Non-GAAP net income	$16,691	$250	$36,272	$4,082

Non-GAAP net income per share
Basic	$0.43	$0.01	$0.94	$0.10
Diluted	$0.42	$0.01	$0.92	$0.10

Weighted average number of shares
Basic	38,565,175	39,565,087	38,393,938	39,371,147
Diluted	39,320,124	40,456,168	39,301,975	40,476,136

(1) Share-based Compensation :
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021

Cost of revenues - Subscription	$137	$74	$237	$328
Cost of revenues - Perpetual license	36	60	72	114
Cost of revenues - Maintenance and Professional services	1,776	2,478	3,443	4,565
Research and development	3,362	4,937	6,383	9,287
Sales and marketing	6,753	9,266	13,153	16,764
General and administrative	4,687	6,320	9,771	11,374

Total share-based compensation	$16,751	$23,135	$33,059	$42,432

(2) Amortization of intangible assets :
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021

Cost of revenues - Subscription	$1,896	$1,111	$2,437	$2,200
Cost of revenues - Perpetual license	343	167	738	356
Sales and marketing	160	174	273	348

Total amortization of intangible assets	$2,399	$1,452	$3,448	$2,904

(3) Classified as Cost of revenues - Subscription.